APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Enthrall Capital Investments LLC
Balance Sheet - unaudited
For the period ended JAN 2020

	Current Period	Prior Period
	01-Apr-19 to 30-Jan-20	28-Feb-19 to 31-Mar-19
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	1,200.00	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	1,200.00	-
Fixed Assets:		
Land	37,500.00	12,000.00
Buildings	44,550.00	44,550.00
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	82,050.00	56,550.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 83,250.00	$ 56,550.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		44,550.00		45,000.00
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		44,550.00		45,000.00
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	**44,550.00**	$	**45,000.00**
Balance Sheet Check		38,700.00		11,550.00

I, <u>Mike Pirtle</u>, certify that:

1. The financial statements of Enthrall Capital Investments LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Enthrall Capital Investments LLC has not been included in this Form as Enthrall Capital Investments LLC was formed on 01/22/2019 and has not filed a tax return to date.

Signature <u>_M Pirtl_</u>
DocuSigned by:
07AACC2622914D2...

Name: <u>Mike Pirtle</u>

Title: <u>Founder</u>